

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 22, 2018

<u>Via E-Mail</u>
Mr. Tim Richerson
Chief Executive Officer
JM Global Holding Company
1615 South Congress Avenue, Suite 103
Delray Beach, FL 33445

   Re: JM Global Holding Company
      Preliminary Merger Proxy Statement on Schedule 14A
      Filed October 11, 2017
      File No. 1-37513

Dear Mr. Richerson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

           Very truly yours,

           /s/ Pamela A. Long

           Pamela A. Long
           Assistant Director
           Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
   Douglas Ellenoff, Esq.
   Stuart Neuhauser, Esq.
   Ellenoff Grossman & Schole LLP
   1345 Avenue of the Americas, 11th Floor
   New York, NY 10105